Enhanced Participation Index-Linked Note Linked to the DAX® Index	Filed Pursuant to Rule 433 Registration Statement No. 333-124095 Dated April 7, 2006

April 7, 2006
Structure Summary
The amount the issuer will pay on your note on the Maturity Date is linked on a one-to-one basis to a decline in the index level and a 1.6-to-one basis to an increase in the index level, subject to a Maximum Redemption Amount. If the Final Index Level is greater than the Initial Index Level, the payment on each offered note on the Maturity Date will exceed the Face Amount, subject to the Maximum Redemption Amount. If the Final Index Level is equal to the Initial Index Level, the holder of each offered note will receive only the Face Amount. If the Final Index Level is less than the Initial Index Level, the holder of each offered note will receive less than the Face Amount.
You may lose your entire investment in the notes. The notes do not bear interest.
Final Terms

Issuer:	Eksportfinans ASA

Underlying Index:	DAX® Index (Bloomberg Ticker “DAX”)

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$100,000,000.00

Face Amount of each note:	$1,000.00

Trade Date:	April 7, 2006

Original Issue Date: (Settlement Date)	April 19, 2006

Maturity Date:	October 19, 2007, subject to the effect of a market disruption event

Redemption Amount:	On the Maturity Date, the holder of each note will be entitled to receive cash in respect of each note in accordance with the following formulas:

If the Final Index Level is equal to or greater than the Appreciation Cap, the amount payable will equal the Maximum Redemption Amount.

If the Final Index Level is equal to or greater than the Initial Index Level and less than the Appreciation Cap, the amount payable will equal the Face Amount multiplied by the Enhanced Return.

If the Final Index Level is less than the Initial Index Level, the amount payable will equal the Face Amount multiplied by (Final Index Level / Initial Index Level).

Investors can lose 100% of the principal invested. This note is not principal protected.

Goldman, Sachs & Co.	1

Initial Index Level:	6034.50

Final Index Level:	The arithmetic average of the closing level of the underlying index on the Average Dates

Appreciation Cap:	116.1% of the Initial Index Level

Maximum Redemption Amount:	125.76% of the Face Amount

Enhanced Return:	1 + (1.6 x ((Final Index Level – Initial Index Level) / Initial Index Level))

Determination Date:	The tenth Trading Day prior to the Maturity Date, subject to the effect of a market disruption event

Average Dates:	The averaging dates of the note will be the three consecutive trading days ending on and including the determination date, subject to the effect of a market disruption event.

Coupon:	None

Hypothetical Return Matrix:	The following table illustrates the hypothetical Redemption Amount of the note assuming that they are purchased on the Original Issue Date and held to the Maturity Date. The Maturity Date is 18 months after the Original Issue Date, the Appreciation Cap is 116.1% of the Initial Index Level and the Maximum Redemption Amount is 125.76% of the Face Amount.

Hypothetical Final Index Level	Redemption Amount as %
as % of Initial Index Level	of Face Amount
200.00%	125.76%
130.00%	125.76%
116.10%	125.76%
114.00%	122.40%
112.00%	119.20%
110.00%	116.00%
108.00%	112.80%
106.00%	109.60%
104.00%	106.40%
102.00%	103.20%
100.00%	100.00%
75.00%	75.00%
50.00%	50.00%
25.00%	25.00%
0.00%	0.00%

Goldman, Sachs & Co.	2

Investment Considerations
An investment in the notes involves significant risks. These risks are explained in more detail in the prospectus for the notes, including any applicable prospectus supplement, which will be made available to prospective investors upon an offering of the notes.
Disclaimers
DAX® Index is a registered trademark of Deutsche Börse AG.
The Notes are not sponsored, endorsed, sold or promoted by Deutsche Börse AG. Deutsche Börse AG makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the DAX® Index to track general stock market performance. Deutsche Börse AG’s only relationship to the Licensee is the licensing of certain trademarks and trade names of Deutsche Börse AG and of the DAX® Index which is determined, composed and calculated by Deutsche Börse AG without regard to the Licensee or the notes. Deutsche Börse AG has no obligation to take the needs of the Licensee or the owners of the notes into consideration in determining, composing or calculating the DAX® Index. Deutsche Börse AG is not responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. Deutsche Börse AG has no obligation or liability in connection with the administration, marketing or trading of the notes.
Deutsche Börse AG does not guarantee the accuracy and/or the completeness of the DAX® index or any data included therein and Deutsche Börse AG shall have no liability for any errors, omissions, or interruptions therein. Deutsche Börse AG makes no warranty, express or implied, as to results to be obtained by licensee, owners of the notes, or any other person or entity from the use of the DAX® Index or any data included therein. Deutsche Börse AG makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the DAX® index or any data included therein. without limiting any of the foregoing, in no event shall Deutsche Börse AG have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. “Standard & Poor’s”,
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

Goldman, Sachs & Co.	3